Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 1135

ANNOUNCEMENT

LAUNCH CONTRACT FOR COMMISSIONING OF ASIASAT 5

MAJOR TRANSACTION

Reference is made to the announcements dated 28 April 2006 and 8 May 2006 (the “Announcements”), respectively, and the circular dated 20 June 2006 (the “Previous Circular”) of the Company relating to the commissioning of AsiaSat 5, which involves, among others, the construction of AsiaSat 5 pursuant to the Construction Agreement, the launch of AsiaSat 5 (the “Launch”) pursuant to the Original Launch Contract and the cost of acquiring of the ancillary insurance policy(ies), facilities and other related expenses (together the “Original Transactions”). The Original Transactions together were estimated to cost approximately US$180 million (approximately HK$1,404 million, the “Original Consideration”) in cash and constituted a major transaction of the Company under Chapter 14 of the Listing Rules. Written Shareholders' approval for the Original Transactions had been obtained in accordance with Rule 14.44 of the Listing Rules.

In light of delays on the part of Sea Launch to provide the Launch and the urgency of the Launch, on 20 February 2009, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Launch Contract with ILS replacing Sea Launch for the provision of the Launch. Pursuant to the Launch Contract, AsiaSat has conditionally agreed to acquire and ILS has agreed to furnish one launch service for the Launch in the Republic of Kazakhstan within the period between 15 July 2009 and 15 August 2009, at a cash consideration of US$80 million (approximately HK$624 million) which will be fully funded by the internal resources of AsiaSat.

As a result of the replacement of Sea Launch for the commissioning of AsiaSat 5, the total commission cost, taking into account the new consideration under the Launch Contract less the cost of the Original Launch Contract of US$45 million (approximately HK$351 million), will add up to a total of approximately US$215 million (approximately HK$1,677 million). For the purposes of calculating the applicable size test to the Launch Contract under the Listing Rules, the Launch Contract will be aggregated with the Original Transactions. As certain applicable percentage ratios as a result of this aggregation exceed 25% but is less than 100%, the entering into the Launch Contract and the transactions contemplated thereunder constitute a major transaction of the Company pursuant to Chapter 14 of the Listing Rules and are therefore subject to announcement, circular and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the transaction. As such, the Launch Contract and the transactions contemplated thereunder will be approved by written shareholders’ approval in accordance with Rule 14.44 of the Listing Rules. No Shareholders' meeting will be convened to consider the Launch Contract. The Company’s controlling shareholder, Bowenvale Limited, which owns approximately 69% of the issued share capital or 268,905,000 ordinary shares of the Company as at the date of this announcement, has granted its written approval to the Company for the entering into the Launch Contract and the transactions contemplated thereunder as required under the Listing Rules.

The Circular containing, among other things, details of the Launch Contract and the transactions contemplated thereunder and the relevant financial information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable. The Company has already applied to the Stock Exchange for an extension of 2 weeks for the publication of the Circular pending the release of the Company’s annual results for the financial year ended 31 December 2008. This is because the Company believes that it is in the best interest of the Shareholders that the latest published financial information is provided in the Circular. Therefore, the Circular will be despatched to the Shareholders on or before 27 March 2009.

INTRODUCTION

On 20 February 2009, AsiaSat, an indirectly wholly-owned subsidiary of the Company, has entered into the Launch Contract for the procuring of the Launch by ILS replacing the same by Sea Launch. The major terms of the Launch Contract are set out as follows:

LAUNCH CONTRACT

Date

20 February 2009

Parties

(1)	AsiaSat, an indirectly wholly-owned subsidiary of the Company, as the purchaser;
(2)	ILS, as the Launch contractor;

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, ILS and its ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company and neither ILS nor any of its subsidiaries/associates (as defined in the Listing Rules) have any interest in any share of the Company.

Subject matter

Pursuant to the Launch Contract, ILS shall furnish to AsiaSat one launch service utilizing a Proton launch vehicle for the Launch in the Republic of Kazakhstan in the estimated launch slot between 15 July 2009 and 15 August 2009. The Launch Contract will replace the Original Launch Contract under the Original Transactions.

Consideration and Payment

The consideration for the provision of the Launch by ILS is US$80 million (approximately HK$624 million) in cash, of which US$1 million (approximately HK$7.8 million) has already been paid by AsiaSat to ILS and US$11 million (approximately HK$85.8 million) will be payable to ILS upon the effective of the Launch Contract, to allow ILS to commence work for the Launch. The remaining consideration will be payable by AsiaSat to ILS in phases in the following manner:

(i)

five instalments each amounting to 15% of the total consideration under the Launch Contract will be payable in stages within 4 months prior to 15 July 2009, being the first day of the scheduled launch slot; and

(ii)	the last instalment amounting to 10% of the total consideration under the Launch Contract will be payable one month after 15 July 2009.

The consideration under the Launch Contract was negotiated on an arm’s-length basis having regard to the value of the services to be provided by ILS and the quotes of other offers available for similar services on the market, and will be fully funded by the internal resources of AsiaSat.

Conditions and Effective Date

The Launch Contract is subject to, among others, AsiaSat obtaining the necessary Shareholders’ approval as required under the Listing Rules. The Launch Contract shall become effective upon the Company’s obtaining of such Shareholders’ approval.

The Company’s controlling shareholder, Bowenvale Limited, which owns approximately 69% of the issued share capital or 268,905,000 ordinary shares of the Company as at the date of this announcement, has granted its written approval to the Company for the entering into the Launch Contract and the transactions contemplated thereunder. The Launch Contract has been approved by written shareholders' approval in accordance with Rule 14.44 of the Listing Rules and no Shareholders' meeting will be convened.

Termination charge

A termination charge of up to 50% of the total consideration in the amount of US$80 million (approximately HK$624 million) under the Launch Contract shall be payable by AsiaSat to ILS in the event that AsiaSat terminates this Launch Contract for convenience, is in defaults of its payment obligations and fails to remedy in the permitted time allowed for or postpones the Launch in excess of permissible time under the Launch Contract.

Option

In the event of a Launch failure, AsiaSat has an option to order a replacement Launch identical to the Launch provided by ILS (“Replacement Launch”) under the Launch Contract. Upon AsiaSat’s exercising of such option, ILS shall provide the Additional Launch to AsiaSat no earlier than 18 months from receipt of AsiaSat’s written notice, but in no case shall the Additional Launch date be later than 31 December 2012. The consideration for the exercising of such option will be US$82 million (approximately HK$639.6 million) if the Additional Launch takes place in 2011, and US$85 million (approximately HK$663 million) if it takes place in 2012. The Company will comply with the requisite requirements under the Listing Rules as and when the option shall be exercised, and a further announcement will be made if required.

REASONS AND BENEFITS OF THE LAUNCH CONTRACT

As disclosed previously by the Company in the Announcements and in the Previous Circular, AsiaSat 5 will replace AsiaSat 2 at the orbital position of 100.5 degree East and allow AsiaSat to maintain its market competitiveness and continue to offer the service at the strategic orbital position at which AsiaSat 2 is now located. Details of the reasons and benefits for the commissioning of AsiaSat 5 were set forth in the Previous Circular.

The Original Transactions involve, among others, the construction of AsiaSat 5 at a consideration of approximately US$95 million (approximately HK$741 million) pursuant to the Construction Agreement, the Launch at a consideration of approximately US$45 million (approximately HK$351 million) pursuant to the Original Launch Contract and the cost of acquiring of the ancillary insurance policy(ies), facilities and other related expenses, which together were estimated to be approximately US$180 million (approximately HK$1,404 million) in cash. The Original Transactions constituted a major transaction of the Company under Chapter 14 of the Listing Rules and written Shareholders' approval for the Original Transactions had been obtained.

Under the terms of the Original Launch Contract, the Launch was originally scheduled to take place between 1 July 2008 and 31 December 2008. AsiaSat has to make several reassessments of the Launch schedule due to delays on the part of Sea Launch. Recently, Sea Launch has informed AsiaSat that the Launch vehicle will not be ready until the middle of 2010. As AsiaSat 2 will reach the end of its fuel life in early 2011, such and any further delay in the Launch will cause serious problems to the replacement of AsiaSat 2. In an effort to secure the Launch, AsiaSat then searched for alternative Launch options.

The Directors reviewed a proposal from ILS, one of the original bidders of the Launch in which ILS offered to provide the Launch at a cash consideration of US$80 million (approximately HK$624 million) using a Proton vehicle during a launch slot between 15 July 2009 and 15 August 2009. As this coincides with the latest delivery schedule of AsiaSat 5, the Directors believe that this offer made by ILS is the most viable solution to the delays of Sea Launch’s service. Having regard to the general escalation in prices of satellite launch services and fee quotes offered by other bidders for the Launch, the Directors also believe that the terms of the Launch Contract are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

As a result of the replacement of Sea Launch for the commissioning of AsiaSat 5, the total commission cost, taking into account the new consideration under the Launch Contract less the cost of the Original Launch Contract of US$45 million (approximately HK$351 million), will add up to a total of approximately US$215 million (approximately HK$1,677 million).

The Directors are still considering the position of the Company under the Original Launch Contract in the light of Sea Launch's delay in its services thereunder, including all rights of claim of AsiaSat and possible reallocation of the launch service thereunder for future launch of satellites by the Group. The Company will make further disclosure in an announcement in this regard if and when appropriate.

INFORMATION ON THE GROUP

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunications markets and broadband access services.

INFORMATION ON ILS

To the extent of the Company’s knowledge, ILS is engaged in the provision of commercial satellites launch services.

INFORMATION TO SHAREHOLDERS

The Original Transactions as disclosed in the Previous Circular constituted a major transaction of the Company under Chapter 14 of the Listing Rules and written Shareholders' approval for the Original Transactions had been obtained.

As a result of the replacement of Sea Launch for the commissioning of AsiaSat 5, the total commission cost, taking into account the new consideration under the Launch Contract less the cost of the Original Launch Contract of US$45 million (approximately HK$351 million), will add up to a total of approximately US$215 million (approximately HK$1,677 million).

For the purposes of calculating the applicable size test to the Launch Contract under the Listing Rules, the Launch Contract will be aggregated with the Original Transactions. As certain applicable percentage ratios as a result of this aggregation exceed 25% but is less than 100%, the entering into the Launch Contract and the transactions contemplated thereunder constitute a major transaction of the Company pursuant to Chapter 14 of the Listing Rules and are therefore subject to announcement, circular and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the transaction. As such, the Launch Contract and the transactions contemplated thereunder will be approved by written shareholders’ approval in accordance with Rule 14.44 of the Listing Rules. No Shareholders' meeting will be convened to consider the Launch Contract. The Company’s controlling shareholder, Bowenvale Limited, which owns approximately 69% of the issued share capital or 268,905,000 ordinary shares of the Company as at the date of this announcement, has granted its written approval to the Company for the entering into of the Launch Contract and the transactions contemplated thereunder as required under the Listing Rules.

The Circular containing, among other things, details of the Launch Contract and the transactions contemplated thereunder, relevant financial information as required under the Listing Rules will be despatched to the Shareholders on or before 27 March 2009. The Company has applied to the Stock Exchange an extension of 2 weeks for the publication of the Circular pending the release of the Company’s annual results for the financial year ended 31 December 2008. This is because the Company believes that it is in the best interest of the Shareholders that the latest financial information is provided in the Circular.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Announcements”	the announcements dated 28 April 2006 and 8 May 2006, respectively, published by the Company;
“AsiaSat 2”	the AsiaSat satellite launched in 1995 and located at the orbital position of 100.5 degree East, which will be replaced by AsiaSat 5 upon its successful launch;
“AsiaSat 5”	the new Space Systems/Loral satellite bus being constructed by Loral pursuant to the Construction Agreement and which will be launched to replace AsiaSat 2;
“AsiaSat”

Asia Satellite Telecommunications Company Limited, an indirectly wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong having its registered office in Hong Kong. Its principal business is the provision of satellite services to broadcasting and telecommunications markets;

“Circular”	the circular to be despatched to the Shareholders by the Company pursuant to the requirements of the Listing Rules in relation to the transactions described in this announcement;
“Company”

Asia Satellite Telecommunications Holdings Limited, a company incorporated under the laws of Bermuda, with its principal business being an investment holding company that indirectly owns 100% shareholdings of AsiaSat. The shares of the Company are listed on the main board of the Stock Exchange;

“Construction Agreement ”	the agreement dated 28 April 2006 entered into by AsiaSat and Loral for the construction of AsiaSat 5 and its supplemental agreements;
“Directors” or “Board”	the directors of the Company;
“Group”	the Company and its subsidiaries including but not limited to AsiaSat;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;
“ILS”

ILS International Launch Services, Inc., a corporation organised and existing under the laws of the State of Delaware, U.S.A. having its principal place of business at Virginia, U.S.A. Its principal business is the provision of communication satellite launch services;

“Launch”	the launch of AsiaSat 5;

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Loral”

Space Systems/Loral, Inc, a corporation organised and existing under the laws of the State of Delaware, U.S.A. and headquartered in California. Its principal business is the designing, manufacturing and integrating of communication satellites and satellite systems;

“Original Consideration”

approximately US$180 million (approximately HK$1,404 million), being collectively the consideration under the Construction Agreement, the Original Launch Contract and the cost of the ancillary insurance policy(ies), facilities and other related expenses;

“Original Launch Contract”	the agreement dated 8 May 2006 entered into between AsiaSat and Sea Launch for the Launch;
“Original Transactions”

the major transaction as announced by the Company in the Announcements and Previous Circular, involving among others, transactions contemplated under the Construction Agreement, the Original Launch Contract and the relevant insurance policies and facilities;

“Previous Circular”	the circular dated 20 June 2006 published by the Company;
“Launch Contract”	the agreement dated 20 February 2009 entered into by AsiaSat and ILS for the Launch;
“Replacement Launch”	the optional replacement Launch in the Launch Contract;
“Sea Launch”

Sea Launch Limited Partnership, an exempt limited partnership organised under the laws of Cayman Islands acting through its general partner, Sea Launch Company, L.L.C., an U.S.A. limited liability company organised under the laws of the State of Delaware and having offices in Long Beach, California. Its principal business is to provide launch service for the satellites of commercial customers;

“Shareholders”	the shareholders of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“U.S.A.”	the United States of America;
“US$”	United States dollars, the lawful currency of the United Sates of America;
“%”	per cent.

By order of the Board

Sue Yeung

Company Secretary

Hong Kong, 20 February 2009

Conversions of US dollars into HK dollars in this announcement are for reference only and have been made at a rate of US$1.00 to HK$7.80. Such conversions should not be construed as representations that the US dollar amounts could be converted into HK dollars at that or any other rate.

*	For identification purpose only

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directorsare Mr. MI Zeng Xin (Chairman), Mr. Sherwood P. DODGE (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. GUAN Yi and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.